Exhibit 19.1
SIFCO Industries, Inc.
Insider Trading Policy
Adopted July 28, 2010; Amended May 1, 2018
1.Introduction.
It is illegal for any person, either personally or on behalf of others, to trade in securities on the basis of material, nonpublic information (as defined below). It is also illegal to communicate (or “tip”) material, nonpublic information to others who may trade in securities on the basis of that information. These illegal activities are commonly referred to as “insider trading.”
Potential penalties for insider trading violations include imprisonment for up to twenty (20) years, civil fines of up to three times the profit gained or loss avoided through the trade, and criminal fines of up to five million ($5,000,000) dollars. In addition, a company whose employee violates the insider trading prohibitions may be liable for a criminal fine of up to twenty-five million ($25,000,000) dollars and a civil fine of up to the greater of one million ($1,000,000) dollars or three times the profit gained or loss avoided as a result of the employee’s insider trading violations.
2.General Statement.
The policy is applicable to all directors, officers, and employees of SIFCO Industries, Inc. and its subsidiaries (collectively, “SIFCO” or the “Company”) and certain consultants, contractors and agents who may have access to material non-public information in the course of their activities for SIFCO (collectively, such persons are deemed “Covered Persons”), and prohibits trading, and tipping others who may trade, when you are in possession of material nonpublic information.
3.Scope of Policy.
➢    Persons Covered. As a director, officer, or employee of SIFCO, or a consultant, contractor or agent who has access to material non-public information during the course of your activities for SIFCO, this policy applies to you, to your family members who reside with you, and any family members who do not live in your household but whose transactions in SIFCO securities are directed or influenced by you. Additionally, this policy applies to any entities that you influence or control, including any trusts, partnerships or corporations, and transactions by such entities should be treated for the purposes of this policy and applicable securities laws as if they were for your own account.

➢    Transactions Covered. Trading includes purchases and sales of stock, derivative securities such as put and call options and convertible debentures or preferred stock, and debt securities (debentures, bonds, and notes), stock option exercises, purchases through employee stock purchase plans, sales of securities held in a margin account or pledged as collateral for a loan. Please see Section 5 for policies regarding the pledging and hedging of securities.
➢    Stock Option Exercises and Vesting of Equity Awards. This policy’s trading restrictions generally do not apply to the exercise of a stock option or the vesting of restrict stock or restricted stock units. The trading restrictions do apply, however, to any sale of the underlying stock or to a cashless exercise of an equity award through a broker, as this entails selling a portion of the underlying stock to cover the costs of exercise.
4.Definitions.
➢    What information is material? All information an investor might consider important in deciding whether to buy, sell, or hold securities is considered material. Information that is likely to affect the price of a company’s securities, whether positive or negative is almost always material.
Examples of material information include: earnings results/estimates, proposed increases or decreases in dividends, significant expansion or reduction of operations, significant merger, acquisition or disposition proposals or agreements, extraordinary borrowing, difficulties concerning liquidity or litigation, important management changes, significant research or product development, or cybersecurity attacks or incidents.
Note, the above list is not exhaustive.
➢    What is nonpublic information? Information is considered to be nonpublic unless it has been effectively disclosed to the public. Release of information to the public does not immediately free Covered Persons to trade. Covered Persons should refrain from trading until the market has had an opportunity to absorb and evaluate the information fully, typically two trading days after the information has been made public.
If you have any questions regarding whether information is material or nonpublic, please contact SIFCO’s Chief Financial Officer.
5.Statement of Policy.
➢    No Trading on Inside Information. You may not trade in SIFCO securities directly or through family members or other persons or entities whose transactions in SIFCO securities are directed by you or subject to your influence or control, if you are aware of material nonpublic information relating to the Company. Similarly, you may not trade in the securities of any other company if you are aware of material nonpublic information about that company which you obtained in the course of your employment with SIFCO.
➢    No Tipping. You may not pass material nonpublic information on to others or recommend to anyone the purchase or sale of any securities when you are aware of such information. This practice, known as “tipping”, also violates the securities laws and can result in the same civil and criminal penalties that apply to insider trading, even though you did not trade and did not gain any benefit from another’s trading.
➢    Chat Rooms, Discussion Boards and Other Online Forums. Directors, officers, and employees are strictly prohibited from using such medium or similar medium to communicate about SIFCO.
➢    No Derivative/Short Transactions. You may not engage in transactions relating to any derivative securities of SIFCO, such as put and call options, nor in short sales of the Company securities (sales of securities that are not then owned), including a “sale against the box” (a sale with delayed delivery).
➢    No Pledging or Hedging of Company Securities. As pledging and hedging transactions may create scenarios where pledged securities are sold when a pledger is aware of material non-public information, or where the holder of SIFCO stock is able to hold such stock without the full risks and rewards of ownership, pledging and hedging by SIFCO directors, officers and employees is prohibited under this policy. In particular, SIFCO directors, officers and employees are prohibited from (i) engaging in any transactions (e.g., puts, calls, options, other derivative securities, collars, forward sales contracts, or selling short) with respect to Company stock, the purpose of which is to hedge or offset any decrease in market value of such stock and (ii) purchasing Company stock on margin, borrowing against Company stock on margin, or pledging Company stock as collateral for any loan.
➢    Post-Termination Transactions. This policy continues to apply to your transactions in SIFCO securities even after you have terminated employment or other services to the Company.
6.Additional Requirements for Certain Directors, Officers and Employees.
➢    Blackout Periods. Compliance with this Section is (i) mandatory for “Section 16 Filers”1 and (ii) may be required for certain other officers or employees who from time-to-time are in possession of material nonpublic information – for example, during those times when they are aware of quarterly or annual earnings prior to announcements, or other material events. The Company may from time to time establish periods of time (“Blackout Periods”) during which, trading is prohibited,
1 Section 16 Filers will be determined from time to time by the Board of Directors pursuant to the Securities and Exchange Act of 1934, and generally include directors, beneficial owners of 10% or more of the Company’s securities and the following officers: the president, principal financial officer, principal accounting officer, any vice president in charge of a principal business unit, division or function and any other officer or person who performs policy-making functions for the Company.

due to the availability, or the possible appearance of the availability, of material, nonpublic information.
➢    Quarterly Blackout Periods. You may not trade in SIFCO securities during the period beginning fourteen (14) calendar days prior to the end of the quarter and ending the second trading day following the release of the Company’s earnings for that quarter or year end as the case may be.
➢    Event-Specific Blackouts. SIFCO may impose “non-routine” Blackout Periods during times when the Company is aware of or there exists a potential for activities or events such as significant expansion or reduction of operations, significant merger, acquisition or disposition proposals or agreements, extraordinary borrowing, difficulties concerning liquidity or litigation, important management changes, significant research or product development, or cybersecurity attacks or incidents (note, this list is illustrative only and not exhaustive).
You may be notified that you should not trade in SIFCO securities, without being provided the reason for the restriction. The existence of an event-specific trading restriction period or the extension of a Blackout Period may not be announced to the Company as a whole, and should not be communicated to any other person. Even if you have not been notified that you should not trade due to an event-specific restriction, you should not trade while aware of material nonpublic information.
SIFCO may on occasion issue such material information by means of a press release, SEC filing on Form 8-K, or other means designed to achieve widespread dissemination of the information.
You should anticipate trading will be blacked out while SIFCO is in the process of assembling the information to be released and until the information has been released and fully absorbed by the market, generally two trading days following the release.
➢    Other Blackout Periods. From time-to-time, an event may occur that is material to SIFCO and is known by only a few directors, executives or other employees. So long as the event remains material and nonpublic, the persons who are aware of such event, may not trade in SIFCO securities.
The above Blackout Periods do not apply to transactions under a pre-existing written plan, contract, instruction, or arrangement under Rule 10b5-1 of the Securities Exchange Act of 1934 that (i) has been approved in advance by the Board of Directors of SIFCO; (ii) was entered into in good faith by the Covered Person at a time when the Covered Person was not in possession of material non-public information about SIFCO; and (iii) either (a) gives a third party the discretionary authority to execute such purchases and sales, outside the control of the Covered Person, so long as such third party does not possess any material non-public information about SIFCO, or (b) explicitly specifies the security or securities to be purchased or sold, the number of shares, the prices and/or dates of transactions, or other formula(s) describing such transactions.
➢    Pre-clearance Procedure. While the Company does not require the pre‑clearance of all transactions, Section 16 Filers must consult with either the Chief Financial Officer or Corporate Controller of the Company prior to any trading (including a stock plan transaction such as an option exercise, a gift, a loan or pledge or hedge, a contribution to a trust, or any other transfer).
➢    Pre-Trade Reporting. Section 16 Filers and their brokers are required to file a Form 144 prior to any sales.
➢    Post-Trade Reporting. Section 16 Filers are required to immediately confirm with either the Chief Financial Officer or Corporate Controller of the Company the details of any completed transaction in securities of SIFCO, by them, their spouse, or any immediate family member.
7.Personal Responsibility.2
You should remember that the ultimate responsibility for adhering to this policy and avoiding improper trading rests with you. If you strictly violate this policy, it may result in disciplinary action, up to and including dismissal for cause. There are no exceptions for transactions that you think may be necessary or justifiable for independent reasons.
If you have any questions about this policy or its application to any proposed transaction, you may obtain additional guidance from SIFCO's Chief Financial Officer.
2 Note to Draft: SIFCO to consider requiring employees, officers and directors complete a certification that they have received, read and understood the insider trading policy.